

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-mail
David Pritchard
Chief Executive Officer
Kalobios Pharmaceuticals, Inc.
260 East Grand Avenue, South
San Francisco, CA 94080

**Re:     Kalobios Pharmaceuticals, Inc.**
          **Amendment No. 1 to Registration Statement on Form 10-12G**
          **Filed July 19, 2012**
          **File No. 000-54735**

Dear Mr. Pritchard:

    We have reviewed your amended registration statement on Form 10-12G and response letter filed on July 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Disadvantages of Humaneered Technology, page 13

1.  We note your response to our prior comment 6. Please revise your disclosure to clarify what you mean by the term "de novo technology."

Novartis, page 13

2.  We note your response to our prior comment 9. After examination of the Novartis agreement, we note that this is a royalty free license. However, we also note that there are fees associated with the license. Notwithstanding your confidential treatment request, please revise your disclosure to provide the aggregate amounts received to date and any aggregate amounts to be received in the future as we deem this information to be material to investors.

The Ludwig Institute for Cancer Research, page 13

3. We note your response to our prior comment 7. We also note that the duration of the 2004 development and license agreement with the Ludwig Institute for Cancer Research lasts until the later of the expiration of the last to expire patent or 10 years from first commercial sale of the product. Please revise your disclosure to provide the expiration date of the last to expire patent.

Intellectual Property, page 13

4. We note your response to our prior comment 10. However, we also note that the disclosure in this section of your amended filing appears to be much less than what was disclosed in your original filing. Please revise your disclosure to describe your material patents, including the following:

- Specific products, product groups or technologies to which such patents relate;
- Whether the patents are owned or licensed from third parties;
- Identification of applicable jurisdictions; and
- Patent expiration dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 39

5. Please refer to your response to comment 18. Please revise your disclosure to include the costs incurred to date for each project starting with the date you began tracking the costs separately by project. Please clarify in your disclosure that you have not tracked the costs by project since the company's inception.

Notes to Consolidated Financial Statements
9. Convertible Preferred Stock and Stockholders' Deficit
2001 Stock Plan and Stock-Based Compensation, page F-19

6. Please refer to your response to comment 25. Please provide further detail as to how you identified Ablynx NV and MorphoSys AG as industry peers as discussed in ASC 718-10-55-25. Specify how you considered the stage of life cycle, size, revenue, research and development expenses and financial leverage of these companies. Explain why:

- Ablynx and MorphoSys have such different volatilities if they are similar to the others.
- You added two companies to replace the one deleted.
- You believe it reasonable to use the volatilities of Ablynx and MorphoSys given how different the volatilities are from the others.
- Volatility for Immunomedics changed from 100% to 69%.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc:     Bennett L. Yee, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        1200 Seaport Blvd.
        Redwood City, CA 94063